04003276

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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Hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octeg, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Boulevard, Suite 210
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Schuler — 312-242-4600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Schuler, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Octeg, LLC, as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
20th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Stephen Schuler
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Octeg, LLC

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Octeg, LLC

We have audited the accompanying statement of financial condition of Octeg, LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Octeg, LLC as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 6, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Octeg, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 2,414,242
Receivable from clearing brokers	7,051,588
Receivable from ECNs	3,397,527
Securities owned	1,045,123
Total assets	$ 13,908,480

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 575,272
Accounts payable and accrued expenses	286,846
Total	862,118
Member's equity	13,046,362
Total liabilities and member's equity	$ 13,908,480

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Octeg, LLC (the "Company") is a proprietary trading firm, buying, selling and dealing as principal in securities for its own account. The Company was formed as a limited liability company in the State of Illinois on September 4, 2001, and commenced operations as a registered securities broker-dealer on February 6, 2002. As a limited liability company, the debts, obligations and other liabilities of the Company are solely those of the Company, and no member is personally obligated, solely by reason of being a member.

The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the member is liable for federal income taxes on its share of taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at December 31, 2003 consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
United States Treasury bill	$ 995,123	$ -
Non-marketable preferred stock	50,000	
Equity securities		575,272
	$ 1,045,123	$ 575,272

Note 3 Related Party

Under an informal agreement, the Company pays a management fee to the sole member covering actual allocated administrative and compensation expenses paid on behalf of the Company.

Note 4 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company also has sold securities, not yet purchased, and will, therefore, be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears substantially all of its trades through two clearing brokers located in the United States. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers and the counterparties to the transactions.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 5 Member's Equity

The Company's operating agreement provides for one class of member. A designated Manager has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members and classes of members. Members have the right to call a special meeting and to vote upon actions, as defined by the Company's operating agreement.

Note 6 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined.

Net capital and aggregate indebtedness changes from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $9,500,000 and $100,000 respectively. The minimum capital requirements may effectively restrict the payment of distributions.